UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

416196103

(CUSIP Number)

WIPRO LIMITED

Doddakanelli, Sarjapur Road

Bangalore, 560035, India

Telephone: +91-80-2844-0011

Attention: Jatin P Dalal

with a copy to:

Raj Judge

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94303

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 416196103	Page 2 of 8

1	NAME OF REPORTING PERSONS WIPRO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,016,586 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,016,586 shares of Common Stock[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,016,586 shares of Common Stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.79%[2]
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 416196103	Page 3 of 8

1	NAME OF REPORTING PERSONS WIPRO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Karnataka, India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,016,586 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,016,586 shares of Common Stock[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,016,586 shares of Common Stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.79%[2]
14	TYPE OF REPORTING PERSON HC, CO

1.	Consists of 9,926 shares of Series A Convertible Preferred Stock, par value $1.00 per share, each of which is convertible into Common Stock at the rate of approximately one share of Series A Convertible Preferred Stock for 1,009.1261 shares of Common Stock. The actual number of shares of Common Stock may differ by approximately 500 shares.
2.	Based on 62,603,663 shares of Common Stock outstanding on January 22, 2018 pursuant to the Purchase Agreement (as defined herein).

SCHEDULE 13D

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer

This statement relates to the Common Stock (the “Shares”) of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Item 2. Identity and Background

(a) This statement is filed by:

(i)	Wipro LLC, a Delaware limited liability company (“Wipro LLC”); and

(ii)	Wipro Limited, public limited company incorporated and domiciled in India (“Wipro Limited”) that wholly owns Wipro LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of Wipro LLC is 2 Tower Center Blvd, Suite 2200, East Brunswick, NJ 08816, USA and of Wipro Limited is Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro LLC is a Delaware limited liability company and is wholly owned by Wipro Limited. Wipro Limited is a public limited company incorporated and domiciled in India.

(c) Each of Wipro LLC and Wipro Limited is an information technology, consulting and business process services entity.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Wipro LLC is a limited liability company organized under the laws of the State of Delaware and Wipro Limited is a corporation organized under the laws of India.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Securities Purchase Agreement (“Purchase Agreement”) dated January 23, 2018, between the Issuer and Wipro LLC, on such date Wipro LLC agreed to purchase 9,926 shares of Series A Convertible Preferred Stock (the “Preferred Stock”), each of which is convertible into Common Stock at the rate of approximately one share of Preferred Stock for 1,009.1261 shares of Common Stock. The actual number of shares of Common Stock may differ by approximately 500 shares. The total amount of funds used by Wipro LLC to acquire the Preferred Stock reported as purchased by them in Item 5(c) was $9,926,000.

SCHEDULE 13D

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Item 4. Purpose of Transaction.

Other than as provided herein, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Persons, the Reporting Persons do not have and, to the best of their knowledge, none of their respective directors or officers have, any present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person intends to continuously review Wipro LLC’s investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in such clauses.

Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intentions with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

In connection with the Purchase Agreement, the Issuer adopted a Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) setting forth the rights, preferences, privileges and restrictions of the Preferred Stock. The Certificate of Designation was filed with the State of Delaware on January 29, 2018.

The Certificate of Designation provides that the Preferred Stock shall have no voting rights, except as described below or as otherwise required by law. Upon the liquidation, dissolution or winding-up of the Issuer, any merger or consolidation of the Issuer with or into another entity, any sale or other disposition of all or substantially all of the assets of the Issuer or other Fundamental Transaction (as defined in the Certificate of Designation), each share of Preferred Stock shall be entitled to receive dividends on the shares of Preferred Stock that shall accrue, whether or not declared by the Board of Directors of the Issuer (the “Board”), from and after the original issue date of the Preferred Stock at a rate of (i) 5% per each year, or (ii) the rate that cash dividends were paid in respect of the Common Stock (with Preferred Stock being paid on an as-converted basis in such case), for such year if such rate is greater than 5%.

Pursuant to the Certificate of Designation, on or after May 1, 2018 (but only to the extent either (i) 50% of the shares of Preferred Stock originally issued upon the filing of the Certificate of Designation remain outstanding, (ii) there remains outstanding an amount of Preferred Stock issued on the Original Issue Date (as defined in the Certificate of Designation) convertible into at least 5% of the Issuer’s outstanding Common Stock or (iii) (x) there remains outstanding at least one share of Preferred Stock and (y) a holder of Preferred Stock is the beneficial owner of at least 5% of the Issuer’s outstanding Common Stock) one member of the Board shall be subject to election and removal by the holders of a majority of the outstanding shares of Preferred Stock voting as a separate class. Pursuant to the Purchase Agreement, for so long as Wipro LLC owns

SCHEDULE 13D

CUSIP No. 416196103	Page 6 of 8

at least a majority of the Preferred Stock originally purchased by it (or is the beneficial owner of either at least 5% of the Issuer’s Common Stock), Wipro LLC will have the right to appoint an observer to the Board. In addition, pursuant to the Purchase Agreement, on or after May 1, 2018, to the extent the holders of the Preferred Stock have the right to elect a member of the Board pursuant to the Certificate of Designation, that right shall be exercised solely by Wipro LLC (but only for so long as Wipro LLC is the beneficial owner of either at least 5% of the Issuer’s Common Stock or a majority of the Preferred Stock issued pursuant to the Purchase Agreement. On or after May 1, 2018, in the event the holders of the Preferred Stock are not permitted to elect an individual to serve on the Board pursuant to the Certificate of Designation (but only for so long as Wipro LLC is the beneficial owner of at least 5% of the shares of Common Stock outstanding), Wipro LLC may nominate one individual to serve on the Board in lieu of the observer to the Board (and may appoint an observer to the Board at any time or from time to time when its designee is not serving on the Board under the Purchase Agreement or the Certificate of Designation). The Certificate of Designation provides that for so long as any Preferred Stock is outstanding, the vote or consent of a majority of the Preferred Stock is required to approve certain matters specified in the Certificate of Designation.

The Purchase Agreement provides for preemptive rights for Wipro LLC, subject to certain exceptions and limitations, which grants Wipro LLC the right to participate in any future issuances of new securities of the Issuer for so long as Wipro LLC owns at least a majority of the Preferred Stock purchased by Wipro LLC pursuant to the Purchase Agreement. Wipro LLC may participate in such issuances at a level based on the Wipro LLC’s ownership percentage of the Issuer on a fully-diluted basis prior to such issuance.

In connection with the signing of the Purchase Agreement, the Issuer and Wipro LLC have entered into a registration rights agreement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Issuer will prepare and file with the Securities and Exchange Commission, within 30 days following the receipt of a demand notice of Wipro LLC on or after January 30, 2019, a registration statement (the “Registration Statement”) covering the resale of the shares of Common Stock underlying the Preferred Stock (collectively, the “Registrable Securities”). Subject to limited exceptions, the Issuer will use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable, but in any event within 120 days, after Wipro LLC requests that the Issuer prepare and file the Registration Statement, but in no event shall the Registration Statement become effective earlier than January 30, 2019. In addition, if the Issuer proposes to register any of its Common Stock, either for the Issuer’s own account or for the account of any of its stockholders, the Issuer shall, at such time, promptly give Wipro LLC notice of such intent, and Wipro LLC shall have the option, subject to certain limitations, to include all of its Registrable Securities in such registration.

The foregoing is a summary of the terms of the Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of each of the Certificate of Designation, the Purchase Agreement and the form of Registration Rights Agreement incorporated by reference herein as Exhibits 3.1, 3.2 and 3.3, respectively.

Item 5. Interest in Securities of the Issuer

(a) Based on the Purchase Agreement, there were 62,603,663 shares of Common Stock outstanding on January 22, 2018. The Reporting Persons beneficially own 9,926 shares of Series A Convertible Preferred Stock, which are currently convertible into an aggregate of 10,016,586 shares of Common Stock pursuant to the terms of the Certificate of Designation. The actual number of shares of Common Stock may differ by approximately 500 shares. As a result, on an as-converted basis, the Reporting Person may be deemed to beneficially own 13.79% of the outstanding Common Stock.

SCHEDULE 13D

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(b) The Reporting Persons share voting and dispositive power with respect to the 9,926 shares of Series A Convertible Preferred Stock, to the extent permitted under the Certificate of Designation as well as the underlying shares of Common Stock.

(c) Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of the Transaction” for summary description of the Certificate of Designation, the Purchase Agreement and the Registration Rights Agreement. Other than the foregoing, no Reporting Person is aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7. Material to be Filed as Exhibits

3.1	Certificate of Designation of Series A Preferred Stock of Harte Hanks, Inc. (Incorporated by reference to Exhibit 3.1 contained in the Current Report on Form 8-K filed by Harte Hanks, Inc. on January 29, 2018)

3.2	Securities Purchase Agreement, dated January 23, 2018, by and between Harte Hanks, Inc. and Wipro, LLC (Incorporated by reference to Exhibit 10.1 contained in the Current Report on Form 8-K filed by Harte Hanks, Inc. on January 29, 2018)

3.3	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 contained in the Current Report on Form 8-K filed by Harte Hanks, Inc. on January 29, 2018)

3.4	Joint Filing Agreement dated as of February 9, 2018 by and between Wipro LLC and Wipro Limited.

SCHEDULE 13D

CUSIP No. 416196103	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: February 9, 2018

WIPRO LLC

By:	/s/ Ashish Chawla

Name:	Ashish Chawla
Title:	Manager

WIPRO LIMITED

By:	/s/ Jatin Pravinchandra Dalal

Name:	Jatin Pravinchandra Dalal
Title:	Chief Financial Officer